600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com David Buck 713.220.4401 Phone 713.238.7126 Fax dbuck@andrewskurth.com

May 18, 2007

BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C.  20549-7010
Attn: Donald F. Delaney

Re:	Mesa Offshore Trust
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on April 17, 2007
File No. 001-08432

Dear Mr. Delaney:

On behalf of JPMorgan Chase Bank, N.A., as Trustee of the Mesa Offshore Trust, we are responding to your comment letter dated May 3, 2007.

Form 10-K for the Fiscal Year Ended December 31, 2006

Business, page 4

Description of Royalty Properties, page 14

1.                                      We note that you included an appraisal report on the proved reserves for the underlying royalty properties that was prepared by DeGolyer and MacNaughton under this heading, and have not otherwise provided the disclosures required under Item 102 of Regulation S-K and Industry Guide 2.

Please revise your disclosure to provide comprehensive tabular and narrative disclosure of all of your estimated reserves and related estimates of future cash flows, in addition to other pertinent information specified within the guidance cited above for all of your properties.  While you are required to identify any independent consultants that you refer to as having prepared or reviewed the reserve estimates you disclose, you are responsible for preparing the disclosures that appear in the filing.

Austin  Reijing  Dallas  Houston  London  Los Angeles  New York  The Woodlands  Washington. DC

Any supporting reserve reports that you wish to include should be attached as exhibits, rather than being included within the text of the report.

RESPONSE:    The Trustee believes that comprehensive tabular and narrative disclosure of all of the estimated reserves and related estimates of future cash flows, in addition to other pertinent information specified within the guidance cited above for all of the properties of the Trust, is included in the reserve letter or is otherwise contained in all material respects in the body of the Form 10-K.

The Trustee notes that the Trust is an entirely passive, royalty income-receiving issuer.  The presentation of information in the Trust’s filings differ in a number of respects from normal issuers.  For example, the Trust presents its financial information in a “Statement of Distributable Income” rather than an income statement.  Similarly, the Trust relies on the No Action, Interpretive and/or Exemptive Letter: Bank of America, N.A., dated November 13, 2002 and prior direct correspondence with the Staff for qualifications in its certification and matters relating to disclosure controls and procedures.  Due to this financial presentation, the Trustee believes that certain corollary items under Industry Guide No. 2 are applicable to the Trust’s business or interests solely in the context of its impact on Royalty income rather than the discussion of the assets of the Trust.  For example, information relating to Item 3. Production, regarding average sales price per unit and average production cost, is not under the control of the Trustee or reflective of the presentation of financial reporting under the Statement of Distributable Income.  Accordingly, information relating to average prices received for is presented in discussion under the 2006 Form 10-K’s Item 7. in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), with respect to average sales prices in  “— Production and Price Review” and with respect to production costs in total and by each of the remaining Trust properties under “—Financial and Operational Review.”  This format replaced the prior table of “Net Proceeds, Production and Average Prices” included in the Trust’s prior Form 10-Ks.  Similarly, information relating to (i) Item 6. Drilling Activity for the last three fiscal years by appropriate geographic areas relating to (A) the number of net productive and dry exploratory wells drilled and (B) the number of net productive and dry development wells drilled, and (ii) Item 7. Present Activities, such as the number of wells in the process of drilling, are discussed in the Trust’s operational overview under MD&A to the extent the information has been made available by the working interest owners and Trustee believes is material to the historical and future Royalty income received by the Trust.

We acknowledge that a cross reference to MD&A with respect to average sales prices in  “— Production and Price Review” and with respect to production costs in total and by each of the remaining Trust properties under “—Financial and Operational Review” was not included Item 1. “Business — Description of Royalty Properties” and propose amending the Form 10-K to include this cross-reference.

While the Trustee is responsible for preparing the disclosures in the filing, the Trustee (unlike management of a corporate registrant) relies entirely on third parties for gathering and preparing information regarding reserve and operating data.  The Trust does not own any working interests.  The Trustee does not control or produce any of this information.  For this reason, the Trustee has previously included the actual reserve reports prepared by the working interest owner or independent third parties in the text of the reports, a practice that has not received comment in prior reviews by the Staff of the SEC for over a decade.

Notwithstanding its prior practices, the Trustee proposes to prepare its future Form 10-Ks as requested to include any third-party reserve report as an exhibit rather than within the text of the report without amending the current Form 10-K for this change.

2.                                      The appraisal report reflects that it was signed on April 10, 2006, which precedes the date as of which the underlying reserves were appraised.  Please correct the date, or explain to us how such reserves were projected forward to December 31, 2006.

RESPONSE:  The correct date of the report is April 10, 2007.  Assuming the reserve report may remain in the Form 10-K based on our proposal in response to Comment 1, we will correct the date of the report to April 10, 2007 in the amendment to Form 10-K.

3.                                      You indicate on page 24 that the future general and administrative costs and expenses of the Trust are expected to approximate $1,200,000 annually.  However, a similar disclosure in Note 6 to the financial statements on page 47 indicates such costs and expenses will approximate $500,000 per year.  Please revise your disclosures to eliminate this inconsistency, and reflect the appropriate amount.

RESPONSE:  We will correct the costs and expenses amount on page 47 to $1,200,000, assuming litigation expenses continue for a limited period of time.

Financial Statements and Supplementary Data, page 39

Note 3 - Basis of Accounting, page 45

4.                                      You disclose that for 2004, “operating and capital costs incurred exceeded proceeds from oil and gas sales; accordingly, no Royalty income was reported.”  However, in the table on page 35, you disclose that proceeds exceeded operating and capital costs by $637,742.  Please reconcile this discrepancy, and revise your disclosures accordingly.

RESPONSE:  The Trust will delete the sentence referenced on page 45.

Exhibit 31

5.                                      We note that the trustee identified in paragraph 1 of your certification, JPMorgan Chase Bank, N.A., does not correspond to the trustee indicated below your signature, The Bank of New York Trust Company, N.A.  Please amend your filing to correct this inconsistency.  Additionally, ensure that the current trustee is correspondingly reflected throughout your filing.

RESPONSE:  JPMorgan Chase Bank, N.A. remains the Trustee.  However, substantially all of the corporate trust business of JPMorgan Chase Bank, N.A. was acquired by The Bank of New York Trust Company, N.A. during 2006.  Pursuant to a power of attorney, The Bank of New York Trust Company, N.A., including Mike Ulrich, a former Vice President and Trust Officer of JPMorgan Chase Bank, N.A., continues to prepare and file the periodic filings of report with the SEC on behalf of the Trustee.  JPMorgan Chase Bank, N.A. does not currently have other officers who review or are active in preparing the periodic reports on behalf of the Trust.  Accordingly, the execution of the certification has been prepared by the officer of the attorney-in-fact, who has prepared the report on behalf of the Trustee.

In connection with the foregoing response to your comments, the Trustee acknowledges that:

•                  the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

/s/ David C. Buck

David C. Buck

cc:	Mike Ulrich, The Bank of New York Trust Company, N.A., attorney in fact for JPMorgan Chase Bank, N.A. as Trustee
Ed Dismukes, JPMorgan Chase Bank, N.A.
Chris Champion, KPMG